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[INTERNET CAPITAL GROUP LOGO]


FOR IMMEDIATE RELEASE

Investor inquiries:                       Media inquiries:
Richard White                             Michelle Strykowski
Internet Capital Group                    Internet Capital Group
Investor Relations                        Media Relations
610-230-4300                              610-230-4330
IR@internetcapital.com                    mstrykowski@internetcapital.com
----------------------                    -------------------------------

INTERNET CAPITAL GROUP ANNOUNCES FINAL RESULTS OF TENDER OFFER FOR A PORTION OF
                              ITS DEBT SECURITIES
  - Tender Offer Results in Reduction of Approximately $120 Million Aggregate
                           Principal Amount of Debt-
       - Company Updates Year-end Liquidity Projection to $215 Million -


WAYNE, Pa, -- November 14, 2001 -- Internet Capital Group, Inc. (Nasdaq: ICGE) today announced that it has completed its tender offer (the "Offer") for a portion of its 5 1/2% Convertible Subordinated Notes due 2004 (the "Notes").

The Offer expired at Midnight, New York City time, on November 13, 2001. $120,194,000 principal amount of Notes were validly tendered and not withdrawn in the Offer. Internet Capital Group will purchase all tendered Notes at a purchase price of $295 per $1,000 principal amount of Notes.

Internet Capital Group will pay the aggregate purchase price including accrued interest, through November 13, 2001 of approximately $38,100,000 to the depositary for those Notes accepted for payment on November 13, 2001.

Taking into account the cash used for the debt reduction, Internet Capital Group has revised its liquidity projection to end the year in excess of $215 million.

Credit Suisse First Boston Corporation acted as dealer manager and D.F. King & Co., Inc. acted as the information agent in connection with the Offer.

                                     -###-
About Internet Capital Group

Internet Capital Group, Inc. (http://www.internetcapital.com) is an Internet company actively engaged in business-to-business e-commerce through a network of partner companies. The Company's primary goal is to build companies that can obtain number one or number two positions in their respective markets by delivering software and services to help businesses increase efficiency and reduce costs. It provides operational assistance, capital support, industry expertise, and a strategic network of business relationships intended to maximize the long-term market potential of more than 50 business-to-business e-commerce companies. Internet Capital Group is headquartered in Wayne, Pa.

Forward Looking Statements

The statements contained in this press release that are not historical facts are forward-looking statements that involve certain risks and uncertainties including but not limited to risks associated with the uncertainty of future performance of our partner companies, acquisitions or dispositions of interests in additional partner companies, additional financing requirements, the effect of economic conditions in the B2B e-commerce market and other uncertainties detailed in the Company's filings with the Securities and Exchange Commission. These and other factors may cause actual results to differ materially from those projected.